SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
________________

GENESIS MICROCHIP INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________

Options to Purchase Common Stock, $0.001 par value (Title of Class of Securities)
________________

37184C103 (CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)
________________
Elias Antoun President and Chief Executive Officer Genesis Microchip Inc. 2525 Augustine Drive Santa Clara, California 95054 (408) 919-8400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
________________
Copies to: Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,869,877.00	$149.51
*
Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 2,471,896 options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have an aggregate value of $4,869,877.00 as of September 30, 2007, calculated based on a modified Black-Scholes option pricing model.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Genesis Microchip Inc., a Delaware corporation (“Genesis” or the “Company”), to Eligible Employees (as defined below) to exchange some or all of their outstanding options with an exercise price greater than or equal to $12.26 that were granted prior to December 1, 2005 and were granted under the Company’s 1997 Employee Stock Option Plan, 1997 Non-Employee Stock Option Plan, 2000 Nonstatutory Stock Option Plan, 2001 Nonstatutory Stock Option Plan, the Paradise Electronics, Inc. 1997 Stock Option Plan, and the Sage, Inc. Amended and Restated 1997 Stock Option Plan (collectively, the “Plans”), whether vested or unvested, for restricted stock units.

Each Eligible Employee may elect to exchange options with a per share exercise price greater than or equal to $12.26 that were granted prior to December 1, 2005 and were granted under any of the Plans and remain outstanding and unexercised as of the expiration date. Subject to the terms of the Offer and upon the Company’s acceptance of the Eligible Employee’s properly tendered options, the tendered options will be cancelled and exchanged for restricted stock units as follows:

Per Share Exercise Price of Eligible Option	Restricted Stock Units for Exchanged Options
$12.26 - $14.99	One (1) restricted stock unit for every three point one (3.1) exchanged options.
$15.00 - $16.25	One (1) restricted stock unit for every three point five (3.5) exchanged options.
$16.26 - $17.50	One (1) restricted stock unit for every four and one half (4.5) exchanged options.
$17.51 - $25.00	One (1) restricted stock unit for every six (6) exchanged options.
$25.01 and higher	One (1) restricted stock unit for every twelve (12) exchanged options.

The Offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated October 18, 2007 (the “Offer to Exchange”), (ii) the related Cover Letter to all Eligible Employees from Elias Antoun dated October 18, 2007 and (iii) the Election Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(C), respectively. An “Eligible Employee” refers to an employee of Genesis (which, for purposes of this Offer, includes all subsidiaries or affiliates of Genesis) as of the commencement of the Offer and the cancellation date, other than employees located in China and Singapore. The Company’s executive officers and the members of its board of directors are not Eligible Employees and may not participate in the Offer.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Genesis is the issuer of the securities subject to the Offer to Exchange. The address of the Company’s principal executive office is 2525 Augustine Drive, Santa Clara, CA 95054 and the telephone number at that address is (408) 919-8400. The information set forth in the Offer to Exchange in the section under the caption “The Offer” in the section entitled “Information concerning Genesis” (Section 10) is incorporated herein by reference.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of certain outstanding options to purchase shares of the Company’s common stock granted under any of the Plans, to exchange such outstanding options for restricted stock units as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(A), (ii) the related Cover Letter to all Eligible Employees from Elias Antoun, dated October 18, 2007, attached hereto as Exhibit (a)(1)(B) and (iii) the Election Form attached hereto as Exhibit (a)(1)(C).

As of October 10, 2007, there were options to purchase 2,414,526 shares of the Company’s common stock outstanding and eligible to participate in the Offer.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the options” (Section 8) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligibility” (Section 1), “Number of options; expiration date” (Section 2), “Procedures for electing to exchange options” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for exchange and issuance of restricted stock units” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of restricted stock units” (Section 9), “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material income tax consequences” (Section 14), “Extension of offer; termination; amendment” (Section 15), “Guide to Tax Issues in Canada” (Schedule C), “Guide to Tax Issues in India” (Schedule D), “Guide to Tax Issues in Japan” (Schedule E), “Guide to Tax Issues in Korea” (Schedule F) and “Guide to Tax Issues in Taiwan” (Schedule G) is incorporated herein by reference.

(b) Purchases.

None of the Company’s directors, executive officers or affiliates are eligible to participate in this Offer. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11), is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of restricted stock units” (Section 9) and “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference. See also (1) Form of 2000 Nonstatutory Stock Option Plan Stock Option Agreement with Nonemployee Directors which is incorporated by reference to Exhibit 10.29 from the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2004, (2) Form of 2000 Nonstatutory Stock Option Plan International Stock Option Agreement which is incorporated by reference to Exhibit 10.30 from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2004, (3) the Company’s 1997 Employee Stock Option Plan which is incorporated by reference to Exhibit 10.6 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007, (4) the Company’s 1997 Non-Employee Stock Option Plan which is incorporated by reference to Exhibit 10.7 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007, (5) the Company’s 2000 Nonstatutory Stock Option Plan which is incorporated by reference to Exhibit 10.8 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007, (6) the Company’s 2001 Nonstatutory Stock Option Plan which is incorporated by reference to Exhibit 10.9 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007, (7) the Paradise Electronics, Inc. 1997 Stock Option Plan which is incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002, (8) the Sage, Inc. Second Amended and Restated 1997 Stock Option Plan which is incorporated by reference to Exhibit 4.8 from the Company’s Form S-8 filed with the SEC on February 21, 2002, (9) the Company’s 2007 Equity Incentive Plan which is incorporated by reference to Annex A from the Company’s Definitive Proxy Statement filed with the SEC on September 7, 2007, (10) Form of 2007 Equity Incentive Plan Restricted Stock Unit which is incorporated by reference to Exhibit (a)(1)(I)(xii) hereof, (11) Form of 2007 Equity Incentive Plan Restricted Stock Unit for Non-U.S. Participants which is incorporated by reference to Exhibit (a)(1)(I)(xiii) hereof, (12) the Company’s Form of 1997 Employee Stock Option Plan Notice of Grant of Restricted Stock Units which is incorporated by reference to Exhibit 10.38 from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2005, (13) Form of 2001 Non-Statutory Stock Option Plan Restricted Stock Purchase Agreement which is incorporated by reference to Exhibit 4.6 from the Company’s Form S-8 filed with the SEC on February 21, 2002, (14) Form of 1997 Employee Stock Option Plan Stock Option Agreement which is incorporated by reference to Exhibit (a)(1)(I)(xiv) hereof, (15) Form of 1997 Non-Employee Stock Option Plan Stock Option Agreement which is incorporated by reference to Exhibit (a)(1)(I)(xv) hereof, (16) Form of Paradise Electronics, Inc. 1997 Stock Option Plan Incentive Stock Option Agreement which is incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002, (17) Form of Paradise Electronics, Inc. 1997 Stock Option Plan Nonstatutory Stock Option Agreement which is incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002 and (18) Form of Sage, Inc. Second Amended and Restated 1997 Stock Option Plan Stock Option Agreement which is incorporated by reference to Exhibit (a)(1)(I)(xviii) hereof.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purposes of the Offer” (Section 3) is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Acceptance of options for exchange and issuance of restricted stock units” (Section 6) and “Status of options acquired by us in the offer; accounting consequences of the offer” (Section 12) is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purposes of the offer” (Section 3) and “Information concerning Genesis” (Section 10) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of restricted stock units” (Section 9) is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 7) is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections entitled “Information concerning Genesis” (Section 10), “Financial statements” (Section 18) and “Additional information” (Section 17) is incorporated herein by reference. Genesis’ Annual Reports on Form 10-K filed with the SEC on June 14, 2006 and June 12, 2007, the Amendment to the Annual Report on Form 10-K/A filed with the SEC on September 4, 2007 and the Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007 are incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated October 18, 2007
(a)(1)(B)	Cover Letter to all Eligible Employees from Elias Antoun, dated October 18, 2007
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Form of confirmation e-mail
(a)(1)(F)	Form of reminder e-mail
(a)(1)(I)(i)
Form of 2000 Nonstatutory Stock Option Plan Stock Option Agreement with Nonemployee Directors (incorporated by reference to Exhibit 10.29 from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2004)

Exhibit Number	Description
(a)(1)(I)(ii)
Form of 2000 Nonstatutory Stock Option Plan International Stock Option Agreement (incorporated by reference to Exhibit 10.30 from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2004)

(a)(1)(I)(iii)
Form of 1997 Employee Stock Option Plan Notice of Grant of Restricted Stock Units (incorporated by reference to Exhibit 10.38 from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2005)

(a)(1)(I)(iv)	Form of 2001 Non-Statutory Stock Option Plan Restricted Stock Purchase Agreement (incorporated by reference to Exhibit 4.6 from the Company’s Form S-8 filed with the SEC on February 21, 2002)
(a)(1)(I)(v)	Genesis Microchip Inc. 1997 Employee Stock Option Plan (incorporated by reference to Exhibit 10.6 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007)
(a)(1)(I)(vi)	Genesis Microchip Inc. 1997 Non-Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007)
(a)(1)(I)(vii)	Genesis Microchip Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.8 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007)
(a)(1)(I)(viii)	Genesis Microchip Inc. 2001 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.9 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007)
(a)(1)(I)(ix)	Paradise Electronics, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002)
(a)(1)(I)(x)	Sage, Inc. Second Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 4.8 from the Company’s Form S-8 filed with the SEC on February 21, 2002)
(a)(1)(I)(xi)	Genesis Microchip Inc. 2007 Equity Incentive Plan (incorporated by reference to Annex A from the Company’s Definitive Proxy Statement filed with the SEC on September 7, 2007)
(a)(1)(I)(xii)	Form of 2007 Equity Incentive Plan Restricted Stock Unit
(a)(1)(I)(xiii)	Form of 2007 Equity Incentive Plan Restricted Stock Unit for Non-U.S. Participants
(a)(1)(I)(xiv)	Form of 1997 Employee Stock Option Plan Stock Option Agreement
(a)(1)(I)(xv)	Form of 1997 Non-Employee Stock Option Plan Stock Option Agreement
(a)(1)(I)(xvi)
Form of Paradise Electronics, Inc. 1997 Stock Option Plan Incentive Stock Option Agreement (incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002)

(a)(1)(I)(xvii)
Form of Paradise Electronics, Inc. 1997 Stock Option Plan Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002)

(a)(1)(I)(xviii)	Form of Sage, Inc. Second Amended and Restated 1997 Stock Option Plan Stock Option Agreement
(b)	Not applicable
(d)(1)	Not applicable

Exhibit Number	Description
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GENESIS MICROCHIP INC.

By: /s/ Elias Antoun
Elias Antoun
President and Chief Executive Officer

Date: October 18, 2007

INDEX TO EXHIBITS
Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated October 18, 2007
(a)(1)(B)	Cover Letter to all Eligible Employees from Elias Antoun, dated October 18, 2007
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Form of confirmation e-mail
(a)(1)(F)	Form of reminder e-mail
(a)(1)(I)(i)
Form of 2000 Nonstatutory Stock Option Plan Stock Option Agreement with Nonemployee Directors (incorporated by reference to Exhibit 10.29 from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2004)

(a)(1)(I)(ii)
Form of 2000 Nonstatutory Stock Option Plan International Stock Option Agreement (incorporated by reference to Exhibit 10.30 from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2004)

(a)(1)(I)(iii)
Form of 1997 Employee Stock Option Plan Notice of Grant of Restricted Stock Units (incorporated by reference to Exhibit 10.38 from the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2005)

(a)(1)(I)(iv)	Form of 2001 Non-Statutory Stock Option Plan Restricted Stock Purchase Agreement (incorporated by reference to Exhibit 4.6 from the Company’s Form S-8 filed with the SEC on February 21, 2002)
(a)(1)(I)(v)	Genesis Microchip Inc. 1997 Employee Stock Option Plan (incorporated by reference to Exhibit 10.6 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007)
(a)(1)(I)(vi)	Genesis Microchip Inc. 1997 Non-Employee Stock Option Plan (incorporated by reference to Exhibit 10.7 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007)
(a)(1)(I)(vii)	Genesis Microchip Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.8 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007)
(a)(1)(I)(viii)	Genesis Microchip Inc. 2001 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.9 from the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007)
(a)(1)(I)(ix)	Paradise Electronics, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002)
(a)(1)(I)(x)	Sage, Inc. Second Amended and Restated 1997 Stock Option Plan (incorporated by reference to Exhibit 4.8 from the Company’s Form S-8 filed with the SEC on February 21, 2002)
(a)(1)(I)(xi)	Genesis Microchip Inc. 2007 Equity Incentive Plan (incorporated by reference to Annex A from the Company’s Definitive Proxy Statement filed with the SEC on September 7, 2007)
(a)(1)(I)(xii)	Form of 2007 Equity Incentive Plan Restricted Stock Unit
(a)(1)(I)(xiii)	Form of 2007 Equity Incentive Plan Restricted Stock Unit for Non-U.S. Participants
(a)(1)(I)(xiv)	Form of 1997 Employee Stock Option Plan Stock Option Agreement

Exhibit Number	Description
(a)(1)(I)(xv)	Form of 1997 Non-Employee Stock Option Plan Stock Option Agreement
(a)(1)(I)(xvi)
Form of Paradise Electronics, Inc. 1997 Stock Option Plan Incentive Stock Option Agreement (incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002)

(a)(1)(I)(xvii)
Form of Paradise Electronics, Inc. 1997 Stock Option Plan Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 4.7 from the Company’s Form S-8 filed with the SEC on February 21, 2002)

(a)(1)(I)(xviii)	Form of Sage, Inc. Second Amended and Restated 1997 Stock Option Plan Stock Option Agreement
(b)	Not applicable
(d)(1)	Not applicable
(g)	Not applicable
(h)	Not applicable